Form 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)
Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Infosys Limited (“Infosys” or the “Company”), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K. This Report on Form 6-K and Exhibit 99.1 hereto shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On February 14, 2013, Infosys announced that the French Autorité des marchés financiers (AMF) has approved the Company’s prospectus for admission of its American Depositary Shares for listing and trading on the Professional Segment of NYSE Euronext Paris.  Infosys has also applied for admission to listing and trading on NYSE Euronext London.

In addition, on February 12, 2013, Euronext Paris S.A. approved Infosys' application for listing and trading its American Depositary Shares on NYSE Euronext Paris, and LIFFE Administration and Management approved its application for trading of its American Depositary Shares on NYSE Euronext London. Infosys has made an application for admission of its American Depositary Shares to the Official List of the UK Listing Authority (UKLA) and currently expects that the UKLA will approve its listing application following a listing hearing, which is currently expected to take place on February 18, 2013.

Infosys' American Depositary Shares are scheduled to begin trading on the NYSE Euronext Paris and NYSE Euronext London exchanges, and to be admitted to the Official List of the UKLA, on February 20, 2013.

The press release announcing the foregoing matters is attached hereto as Exhibit 99.1.

TABLE OF CONTENTS

SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited
/s/ S.D. Shibulal

S.D.Shibulal
Chief Executive Officer
Date:  February 14, 2013

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release, dated February 14, 2013 titled “Infosys Limited’s American Depository’s Shares Approved For Listing on NYSE Euronext Paris”